COASTAL PACIFIC MINING CORP EXPLORATION PROGRAM UPDATE FOR SANTA RITA PROPERTY, PERU - REVISED

CALGARY, Alberta, November 24, 2010 -- Coastal Pacific Mining Corp. (OTCBB: CPMCF) ("Coastal Pacific” or the “Company") www.coastalpacificminingcorp.com, wishes to issue a correction to, and clarification of, the News Release dated November 22, 2010 regarding the Phase I Exploration Work Program (“Work Program”) on its Santa Rita Property (“Property”), located in Peru.  The News Release was inadvertently issued prior to approval by Rick Walker, the Qualified Person.

Based on a review of available geological work previously undertaken on the Property, Company management is very excited with regard to two non-NI43-101 compliant reports (Zegarra (1983) and Salinas (1997) in which non-NI43-101 compliant mineral resources were reported.  The Company emphasizes that neither report is accompanied by the necessary technical documentation to support these estimates and, therefore, the estimates cannot be confirmed, evaluated or otherwise reproduced. However, management believes the two independent reports suggest the possibility of potential for production.  The Company wishes to point out that an independent NI43-101 compliant report in October 2009 discounted the reports by Zegarra (1983) and Salinas (1997) and reported that “No NI43-101 compliant mineral resource or mineral reserves studies have been prepared on the property ...”  Therefore, the Company has tasked the recently retained expert firm, Dynamic Exploration Ltd., whose president is Mr. Rick Walker, B.Sc., M.Sc., P.Geo., a Geoscientist and Qualified Person as defined by NI 43-101, with 2 fundamental objectives for the Phase I Work Program, specifically: 1) to develop and supervise an exploration program to evaluate the mineral potential of the Santa Rita property and 2) to determine whether high grade mineralization, as reported by Zegarra (1983) and Salinas (1997), is present in sufficient quantity and grade to pursue evaluation of the potential for production.

A total of 14 highly anomalous analytical results were reported by Zegarra (1983) which averaged 290.7 g/t Ag, 14.65% Pb and 7.00% Zn.  Limited preliminary sampling of the Property’s vein mineralization as part of the NI 43-101 technical report (Pigeon (2009); 2 samples) returned an average of 76.9 g/t Ag, 4.94% Pb and 20.04% Zn (Pigeon 2009).  Similarly, replacement-style (manto) mineralization is also characterized by highly anomalous analytical results which assay an average of 196.3 g/t Ag, 12.75% Pb and 9.03% Zn (39 samples; 27 by Zegarra (1983) and 12 by Pigeon (2009)).  The grades given herein are not necessarily representative of the entire mineralized system but are considered representative of the high grade potential. More detailed and extensive sampling is required in order to obtain meaningful average grades and is an integral component the proposed 2010 – 2011 exploration program.  In addition, further surface and sub-surface sampling of the existing workings, together with diamond drilling, is necessary before any production decisions are made.

Mr. Joseph Bucci, President of Coastal, comments “We are very pleased that there is a strong possibility that we will be in a position to commence initial extraction and production, estimated initially to be 350 T/day, subsequent to the completion of our Phase I work program in April of 2011.  While commencing operations will require additional funding beyond the US$1,000,000 we recently completed, we are confident that upon a successful outcome of our Phase 1 Work Program, we will be able to obtain the required funding.”

The 1200 hectares (2965 acres) Santa Rita property is located within the Central Cordillera of the Peruvian Andes in rugged terrain at elevations that vary between 4200 m (13,780 feet) to 4800 m (15,748 feet) above sea level.  Limited exploration by Gateway and others has outlined vein and replacement mineralization within the Jumasha Formation rock which may continue at depth.

Note that while the above noted estimates are taken from historical data the Company believes to be accurate; these estimates are not derived from NI43-101 compliant mineral resource or mineral reserve studies, and are not to be construed as actual or potential reserves on the Property.

The technical information of this press release has been reviewed by Rick Walker, B.Sc., M.Sc., P. Geo and Qualified Person as defined by NI 43-101.

About Coastal Pacific
Coastal Pacific activities are to explore, develop and mine gold and silver resources in North and South America. As its primary focus, Coastal Pacific will partner with companies having mineral properties to develop and produce. Currently the Company has option agreements in place for properties in Ontario, Canada and the Province of Huancavelica, Peru.

Our philosophy is to participate with companies who are in the later stage of exploration and are ready for development. Gold and silver have been used as currency for over 3,000 years. History has shown that in periods of market downturns gold and silver have proven to be a dependable hedge for investors against both inflation and any monetary crisis.

Company Contact
Joseph Bucci, President
927 Drury Ave NE
Calgary, Alberta T2E 0M3
403.612.3001
joebucci@coastalpacificminingcorp.com

Investor Relations
Tony Collins
1-877-931-0110
info@coastalpacificminingcorp.com

CAUTIONARY NOTE:  Our mineral properties have reports may use terms which are recognized and permitted under Canadian regulations.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  The United States Securities and Exchange Commission requires a final or full Feasibility Study to be completed in order to support either Proven or Probable Reserves and does not recognize other classifications of mineralized deposits.

FORWARD-LOOKING STATEMENTS: “Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements relating to the company’s business activities and other statements in this press release are forward-looking statements within the meaning of the Securities Litigation Reform Act of 1995. Such statements are based on current expectations about the Company’s business. Words such as expects, anticipates, intends, plans, believes, estimates and similar words and expressions are intended to identify such forward-looking statements. These statements involve risks that are difficult to evaluate. Actual results can vary from descriptions herein due to many factors including changes in metal prices and business conditions; changes in laws and regulations; problems encountered in exploration and obtaining permits; changes in the competitive environment; technological advances; shortages of skilled workers, drill rigs and equipment; the need for additional capital and other risks listed in the Company’s Securities and Exchange Commission filings under "risk factors" and elsewhere. Forward-looking statements speak only as of the date they were made. The Company does not undertake any obligation to update forward-looking statements.